Exhibit 99.1


                    KERZNER ANNOUNCES AGREEMENT TO DEVELOP
                     DESTINATION RESORT CASINO IN MOROCCO

PARADISE ISLAND, THE BAHAMAS, JULY 22, 2004 - Kerzner International Limited (NYSE: KZL, the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotel properties, today announced that the Company and its local partners, Societe Maroc Emirates Arabs Unis de Developpement ("SOMED") and Caisse de Depot et de Gestion ("CDG"), have collectively entered into an agreement with the Government of the Kingdom of Morocco (the "Government") for the development of a destination resort casino. In addition, the Company, SOMED and CDG have entered into an agreement in principle with respect to the ownership, development and management of this resort.

The greenfield site is located near El Jadida, which lies approximately 50 miles southwest of Casablanca. This site includes three miles of beachfront along Morocco's Atlantic coast. Approximately an hour's drive from Casablanca, Morocco's largest city with a population of 3.5 million, the site provides for easy access to-and-from Casablanca International Airport, which currently receives daily flights from 22 European cities. Access to the area is supported by a rail network as well.

The cost of the project is estimated at $230 million and is expected to consist of a 600-room hotel, an 18-hole golf course, convention space, restaurants and a casino. As part of its agreement with the Government, the joint venture has negotiated exclusive rights to conduct gaming operations within a 100-mile radius from the center of Casablanca.

The Company will own 50% of the joint venture, requiring the Company to commit up to $47 million. SOMED and CDG will provide the remaining equity requirement. While the Company will have the ability to reduce its initial equity interest in the project, it has undertaken to continue to hold at least a 34% equity interest in the project. Debt financing is expected to be raised in the local Moroccan market. The Company expects to commence construction of the project in 2005 and to complete the project by mid-2007.

The Company expects to enter into a long-term management and development agreements with SOMED and CDG. The development of this project is subject to obtaining financing as well as certain other conditions, including the receipt of all applicable regulatory, municipal, regional and other approvals.

SOMED is an investor with interests in various industries, including the hospitality industry. SOMED is 50%-owned by the Abu Dhabi Development Fund and 30%-owned by the Government, with the remaining interests being institutionally owned. CDG is the Government-entity that invests Morocco's pension funds and is one of the country's leading institutional investors.

ABOUT THE COMPANY

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the U.K., Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit, www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

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